EXHIBIT 99.1


NEWS RELEASE
COMPLETEL EUROPE N.V.                           INVESTOR CONTACT:
Blaak 16                                        Catherine Blanchet,
3011 TA Rotterdam                               Director of Investor Relations
The Netherlands                                 Tel: +33 1 72 92 20 32
+31 10 43 00 844                                e-mail: ir@completel.fr

ParisBourse: CPT
Ticker: CLTL

June 12th, 2003




                 FRENCH NATIONAL SCHOOL OF PUBLIC ADMINISTRATION
                SELECTS COMPLETEL'S HIGH SPEED TELECOM SOLUTIONS

                     COMPLETEL IS THE TELECOM PARTNER OF ENA
              SUPPLYING VOICE, INTERNET, DATA AND HOSTING SERVICES



COMPLETEL WAS CHOSEN BY THE FRENCH NATIONAL SCHOOL OF PUBLIC ADMINISTRATION (ECOLE NATIONALE D'ADMINISTRATION OR ENA) TO LINK ITS THREE SITES IN PARIS AND STRASBOURG AND MANAGE ALL ITS TELECOMMUNICATIONS NEEDS: VOICE, INTERNET, DATA AND HOSTING.

ENA is located in three sites: one in Strasbourg, next to the European decision centres and the others are located in Paris, next to national administrations and diplomatic representations. In a move to rationalise its cost structure and enhance its services to in-house end users, ENA chose a new telecommunications partner. Its main needs were:

o Telecommunications services on three distant sites: fix and mobile voice services, dedicated bandwidth, Internet services, videoconference and web site hosting;

o Rationalisation of its costs while retaining an equivalent or better quality of service

In order to answer the specific needs of ENA, Completel proposed an original offer composed of a mix of services (Voice/Data/Internet/Hosting). The idea was to provide the ENA with a global and competitive telecommunications solution:

o 2 dedicated links: a first one between Paris and Strasbourg for telephone and IT needs (voice-data multiplexing), and the other one between the two Parisian sites exclusively used for IT services

o        voice: incoming and outgoing calls on the three sites

o Internet: connections on each site, mainly used for access to Internet Service Providers

o Hosting: hosting on a dedicated server with access to managed e-mail services

The ENA will now benefit from a very high speed, secured and dedicated network, with its three sites directly connected to Completel's fiber-rich local loops. This solution will now support applications such as telephone calls (incoming and outgoing calls representing more than 1 million minutes per year), data transmission for accounting and administrative tasks split on three sites, secured internet access and services.

COMPLETEL EUROPE NV (PARISBOURSE: CPT).
Completel is a leading national infrastructure-based carrier serving medium and large businesses in France.

 PARIS OFFICE: TOUR EGEE, 9-11 ALLEE DE L'ARCHE, 92671 COURBEVOIE CEDEX, FRANCE
                             Tel: +33 1 72 92 20 00
                                www.completel.com